Filed by DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: DevvStream Corp.
Commission File No.: 001-40977

DevvStream Announces $6 Million Equity Investment from EEME Energy, no additional share issuances expected prior to merger; Gives Notice to Terminate $300 Million Equity Line of Credit

$1.5 million already funded; preferred stock structure adds no debt, has no maturity date, and carries no repayment obligation

CALGARY, Alberta – June 4, 2026 – DevvStream Corp. (NASDAQ: DEVS) (“DevvStream” or the “Company”) today announced that it has entered into a binding term sheet with EEME Energy SPV I, LLC (“EEME”) for a $6.0 million private placement of the Company’s Series A Non-Redeemable Convertible Preferred Stock. EEME has already funded $1.5 million of the investment. The Company also announced that it has given notice to terminate its equity line of credit purchase agreement, under which up to $300 million of common shares could have been issued and sold over time, simplifying the Company’s capital structure as it works toward completing its previously announced business combination with XCF Global, Inc. (NASDAQ: SAFX) (“XCF”) and Southern Energy Renewables, Inc. (“Southern”).

A $6 Million Investment Built for the Merger

The EEME investment is designed to do two specific jobs: fund capital requirements under the business combination agreement and add working capital, without adding debt.

•	$6.0 million total investment, with $1.5 million already received and the balance to be funded at one or more subsequent closings.

•	$5.0 million of net proceeds will fund DevvStream’s investment in Southern.

•	$1.0 million will be used for DevvStream general working capital.

•	Permanent equity structure: the preferred stock has no maturity date, no mandatory redemption, and no repurchase obligation.

•
Limited anticipated conversion pressure: the Series A Preferred Stock is convertible into common stock at a conversion price based on the earlier of (a) the five-day volume-weighted average price (“VWAP”) of XCF common stock during the five trading days immediately following the closing of the business combination, or (b) the five-day VWAP of the Company’s common shares during the five trading days immediately following any termination of the business combination agreement, in each case subject to customary adjustments to be set forth in definitive documentation. Because no conversion price can be established until the applicable five-day VWAP measurement period has run, the Company anticipates limited conversion activity prior to the closing of the business combination.

•	Dividends are non-cumulative and payable only if declared by the board, in cash or stock at the Company’s election.

Because the conversion price is set by post-closing trading rather than today’s share price, EEME’s return depends on the performance of the combined company.

“This investment materially strengthens our balance sheet,” said Sunny Trinh, Chief Executive Officer of DevvStream. “And because the conversion price is set by how the combined company trades after closing, EEME does well when our shareholders do well. Moving to terminate the equity line follows the same logic. We are cleaning up our capital structure ahead of the close.”

Notice of Termination of the $300 Million Equity Line

With the EEME investment in place and the business combination advancing, the Company determined the equity line no longer fits its financing plans. On June 3, 2026, the Company gave notice of its intention to terminate its equity line of credit purchase agreement, dated October 29, 2024, with Helena Global Investment Opportunities I Ltd., in accordance with its terms.

Update on Helena Note

Separately, as described in the Company’s Current Report on Form 8-K filed today, on May 28, 2026 the Company received a notice from Helena Global Investment Opportunities 1 Ltd. (“Helena”), the holder of the Company’s senior secured convertible note, asserting an event of default relating to the effectiveness deadline for a resale registration statement and claiming approximately $4.5 million. Helena has instructed the custodian of the Company’s digital asset collateral to liquidate that collateral, valued at approximately $2.8 million, which exceeds the remaining principal balance on the note as calculated by management.

The Company disputes certain components of the asserted amount and is evaluating resolution alternatives, including a consensual resolution, while preserving all of its rights, remedies, and defenses. Full details on both the EEME investment and the Helena matter are available in the Company’s Current Reports on Form 8-K filed with the SEC on June 3, 2026.

The EEME term sheet is binding on the parties. The closing of the remaining investment is subject to the negotiation and execution of definitive agreements and the satisfaction of customary closing conditions, and no assurance can be given that the transaction will be completed on the terms described, or at all.

About DevvStream Corp.

DevvStream Corp. (NASDAQ: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets, including carbon credits and renewable energy certificates.

About XCF Global, Inc.

XCF Global, Inc. (NASDAQ: SAFX) is an emerging sustainable aviation fuel company dedicated to accelerating the aviation industry's transition to net-zero emissions. Our flagship facility, New Rise Renewables Reno, has a permitted nameplate production capacity of 38 million gallons per year, positioning XCF as an early mover among large-scale SAF producers in North America. XCF is working to advance a pipeline of potential expansion opportunities in Nevada, North Carolina, and Florida, and to build partnerships across the energy and transportation sectors to scale SAF globally. XCF is listed on the Nasdaq Capital Market and trades under the ticker, SAFX.

About Southern Energy Renewables Inc.

Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals, technology, and products developer focused on advancing large-scale biomass-to-fuels projects, including sustainable aviation fuel and green methanol.

About EEME Energy

EEME Energy SPV I, LLC is a special purpose investment vehicle focused on investments in companies in the renewable fuels and energy sector.

Additional Information and Where to Find It

In connection with the proposed business combination transaction among XCF, DevvStream and Southern, XCF will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain preliminary proxy statements of DevvStream and XCF that also constitutes a prospectus of XCF (the “Proxy Statements/Prospectus”). A definitive proxy statement is expected to be mailed to stockholders of DevvStream and XCF as of a record date to be established for voting on the proposed business combination transaction and other matters as described in the Proxy Statements/Prospectus. DevvStream, XCF and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENTS/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by (i) XCF will be available free of charge under the tab “Financials” on the “Investors” page of the XCF’s website at https://xcf.global/investor-relations/financials/sec-filings/ or by contacting the XCF’s Investor Relations Department at safx@xcf.global and (ii) DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.

Participants in the Solicitation

DevvStream, Southern, XCF, EEME and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s and XCF’s stockholders in connection with the proposed transaction. Information regarding directors and executive officers of (i) XCF is contained in a Current Report on Form 8-K/A, filed with the SEC on October 31, 2025, its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in other documents subsequently filed with the SEC and (ii) DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025 and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The Series A Preferred Stock described in this press release has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding: the proposed $6.0 million investment by EEME, including the timing and completion of subsequent closings and the negotiation and execution of definitive documentation; the intended use of proceeds, including the Company’s planned investment in Southern; the proposed business combination among DevvStream, XCF and Southern, including its timing, structure, anticipated benefits and completion; Southern’s clean fuels and green methanol platform and project pipeline; DevvStream’s development and monetization of environmental attributes; the expected termination of the equity line of credit and its effects; and the potential resolution of the matters asserted by Helena. The business combination agreement is binding on the parties but does not obligate the parties to consummate the business combination, which remains subject to conditions described in that agreement and in the parties’ filings with the SEC.

Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, among others:

(1)	the risk that definitive documentation for the EEME investment is not executed, or that subsequent closings of the investment are not completed, on the terms described or at all;

(2)	the risk that the proposed business combination is not completed in a timely manner or at all;

(3)	the failure to obtain required shareholder, regulatory, court and stock exchange approvals, including the effectiveness of the Form S-4 registration statement and Nasdaq listing approvals;

(4)	the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement;

(5)	the effect of the announcement or pendency of the proposed transaction on the parties’ business relationships, operating results and business generally;

(6)	risks that the proposed transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations;

(7)
the outcome of any legal proceedings, disputes or asserted claims, including the matters asserted by Helena, the liquidation of digital asset collateral and the Company’s evaluation of resolution alternatives;

(8)	volatility in the trading price of the Company’s common shares and in the value of digital assets;

(9)	the Company’s need for, and ability to obtain, additional financing on acceptable terms or at all, and its ability to continue as a going concern;

(10)	the parties’ ability to satisfy capital and other financing requirements under the business combination agreement;

(11)	Southern’s ability to develop, finance and construct its projects and achieve commercial operations;

(12)	XCF’s ability to achieve its operational milestones, including with respect to its production facilities;

(13)	changes in applicable laws, regulations, policies and government incentives affecting carbon markets, clean fuels, energy and environmental attributes;

(14)	competition in the markets in which the parties operate and commodity and energy price volatility;

(15)	the ability to retain key personnel and to maintain compliance with Nasdaq continued listing requirements;

(16)	risks relating to DevvStream’s planned domestication and other cross-border legal and regulatory matters; and

(17)
other risks and uncertainties described in DevvStream’s Annual Report on Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, in XCF’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in subsequent filings with the SEC and with Canadian securities regulatory authorities on SEDAR+ at www.sedarplus.ca.

All forward-looking statements speak only as of the date of this press release. DevvStream cautions readers not to place undue reliance on forward-looking statements. DevvStream undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Forward-looking statements archived on the Company’s website or contained in prior communications are not reaffirmed by this press release and should not be relied upon as current as of any later date.

Investor Relations Contacts

DevvStream Corp. – ir@devvstream.com

XCF Global, Inc. – media@xcf.global

Southern Energy Renewables Inc. – info@southernenergyrenew.com